



PITTSBURGH HONEY

aka ABEILLE BEAUTÉ LLC

OFFERING STATEMENT



HONEYCOMB

OFFERING SUMMARY

Issuer Name	ABEILLE BEAUTÉ LLC (doing business as "Pittsburgh Honey")
Offering Amount	$9,500 - $10,000
Security Type	Unsecured Loan
Interest Rate	12.0%
Maturity	36 months
Payments	Monthly, disbursed to investors quarterly
Personal Guaranty	Yes, Alyssa Fine

COMPANY OVERVIEW

The story of Pittsburgh Honey started humbly on the Fine Family farmette in southwestern Pennsylvania over four decades ago…

Al Fine's interest in beekeeping began when he was just a young boy. One summer, a swarm of honey bees landed on a tree branch in the family's backyard. A local beekeeper came out to hive the swarm, and there it stayed for some weeks. Al was fascinated watching the bees come and go. As a teen, he took up beekeeping as a hobby, producing enough honey for his friends and family. However, the hobby took a turn for the worst when tracheal mites infiltrated his hives, destroying them.

Many years passed, and, in 1985, Al decided to turn his passion for beekeeping into his full-time occupation. He started back up with only a half dozen hives, slowly growing his numbers each year. These days, the family manages upwards of 200 colonies each summer and provides thousands of pounds of pure and local honey to customers all throughout the region.

Alyssa Fine began to experiment in her kitchen with small quantities of beeswax and honey, both supplied by her family's local beekeeping business. While that first batch of lip balm wasn't quite up to par, it inspired her to continue creating homemade cosmetics with natural ingredients.

A few years later, a recent college graduate fascinated by the beekeeping world, Alyssa received the honor of serving as 2011 Pennsylvania Honey Queen, sponsored by the Pennsylvania State Beekeepers Association. During her reign, she traveled extensively throughout Pennsylvania educating the public about the importance of honey bees. In addition to her presentations, she sometimes drew on her background to give beeswax cosmetics demonstrations, much to the thrill of her audiences.

After returning home, Alyssa began to wonder if she could somehow marry her interests in natural cosmetics and beekeeping with her public speaking skills and business management degree. She wanted to provide top-quality natural cosmetics to people all across the country.

Alyssa uses the premium beeswax culled during the honey extraction (along with the honey itself!) to handcraft a line of natural cosmetics. You'll find everything from lotions and lip balms to salves and scrubs, with plenty of variety in between. A division of the apiary, Alyssa's Abeille Beauté brand— from the French for "honey bee beauty," is handcrafted right here in Pittsburgh, using only the premium beeswax and honey sourced locally from the family's apiary.

First sold under the eponymous family label at various farmers markets and from the apiary, itself, it slowly became clear that other so-called beekeepers and honey producers defined "pure and local" broadly, often selling mislabeled, adulterated products to keep up with market demands. Worse yet, these suppliers turned to the bulk honey market to keep their bottling tanks flowing, filling jars with product that originated in Asia and beyond—far, far from the Monongahela Valley and completely unworthy of the "local" moniker. In 2014, in an effort to set their hand-extracted 100% pure and local varietals apart from the posers, Alyssa created the "Pittsburgh Honey" brand which exclusively sells pure, local honey. The brand is now synonymous with purity, and, through its honeycomb bridge logo, easily recognized as a truly local product.

Pittsburgh Honey is still available direct from the family's apiary, as well as Alyssa's own retail outlet in nearby Squirrel Hill, Pennsylvania—the first and only store of its kind in the region.

COMPANY ELIGIBILITY

Name of issuer: ABEILLE BEAUTÉ LLC
Doing Business As: Pittsburgh Honey
State of Organization: Pennsylvania
Date Company Was Formed: 11/2/2015
Type of Company: Limited Liability Company
Physical Address: 2327 Murray Avenue, Pittsburgh, PA 15217
Web Address: www.pittsburghhoney.com
# of Employees: 1

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

Below is a list of the beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage owned by each beneficial owner. The principal shareholders detailed below are holders of common stock interest in the Issuer and distinct from the Securities offered to investors in this Offering.

NAME	CLASS	% OWNERSHIP
Alyssa Fine	LLC Ownership	100.0%

The above is the only ownership outstanding for the company. The ownership interests of a Pennsylvania Limited Liability Company give the owner the right to share in the profits of the company.

Note: All the securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities are included. Rights to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting the securities (or share in such direction or control – as, for example, a co-trustee) they are considered as being "beneficially owned." Outstanding voting equity securities are calculated by assuming all outstanding options are exercised and all outstanding convertible securities converted.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Alyssa Fine
Employer: Pittsburgh Honey
Title: Owner/Operator
Dates of service: November 2015

Alyssa grew up with a fascination for all things honey and beekeeping, which was pretty easy, considering that her father kept a few hives in their backyard. Eventually, he turned that hobby into a business, and as a teenager, Alyssa found that she could use the leftover beeswax to make her own lip balms, which she made for friends and family. After graduating from Penn State with a degree in Agribusiness Management, Alyssa took a gamble and competed for the title of 2011 Pennsylvania Honey Queen.

She spent the next year traveling the state teaching the public about the importance of honey bees and beekeeping. The following year, Alyssa was able to reach an audience on a much larger scale as she traveled throughout the entire country as the 2012 American Honey Queen, even making it as far as to visit the hives on the White House lawn. Once she retired the crown, she realized that being a restaurant manager wasn't very fulfilling- she could use her skills to help grow the family business, instead. And so Abeille Beauté was born. Alyssa left her job and began to handcraft a variety of natural skincare products using the honey and beeswax harvested from her family's hives.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Business Plan

Pittsburgh Honey intends to purchase approximately 50-60 "nucs" (the nucleus, or beginnings of a hive system) in order to double their honey production this season. Depending on availability, they may purchase more, noting that each nuc must go into either seasoned or newly prepared woodenwares, which include: hive boxes, internal frames and foundation, as well as ancillary items like queen excluders, covers, bottom boards, feeders and screens.

This increased production will allow Pittsburgh Honey to meet the increasing retail and wholesale demands for their pure and local honey, as well as seek out new markets — from the Wholeys kiosk at PPG Paints Arena and Pittsburgh International Airport, to fulfilling requests from Ohio-based Whole Foods Stores and other retailers — all while ensuring full shelves year-round for their local customers at their Squirrel Hill location.

Pittsburgh Honey also intends to strengthen their Pittsburgh Honey Cooperative, an Ultra Local initiative designed to collect, package, and distribute honey on behalf of hobby beekeepers throughout the Pittsburgh region. The Pittsburgh Honey Cooperative will allow customers to select honey based on it's zip-code or even neighborhood of origin.

While Cooperative partners may choose to still sell some of their honey on their own, Pittsburgh Honey intends to purchase their remaining harvest, from initial extractions to smaller overages, for use in the Ultra Local program. Finally, where unique homogeneous varietals exist, Pittsburgh Honey can incorporate Cooperative product into sales to their wholesale distributors.

Finally, Pittsburgh Honey may upgrade their signage at their Squirrel Hill retail store by introducing a large, three-dimensional honeybee attached to a flexible, cantilevered mount that will waggle about just above their storefront.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

The Guarantors Might Not Have Money
The Notes are being personally guaranteed by Alyssa Fine. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors, either.

Regulations
The ownership and operation of food operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Farm Production Risk
The Company's financial and business success is derived from uncertain natural growth processes of honeybees. Weather, disease, pests, and other factors affect both the quantity and quality of the commodities produced.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Consumer Products Liability Risk

The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Indenture. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management time might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

USE OF FUNDS

The purpose of this offering is to raise funds for the purchase of equipment .

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$9,500	10,000
Less: Intermediary Fee*	$190	$200
Net Proceeds	$9,310	$9,800
Use of Proceeds:	- Purchase of 50-60 nucleus hive systems, construction of hive frames	- Upgrade signage, working capital

* 2.0% of funding total

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest Abeille Beauté LLC and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Abeille Beauté LLC ("Investment Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Note Indenture, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Notes and the Note Indenture. However, this is only a summary. Before investing, you should read the Notes and the Note Indenture in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 12.00% per year. The accrual of interest will begin on closing date of the offering – that is, when the money paid by investors is released to the Company – not on the date you invest.

- The Company must pay the accrued interest on a quarterly basis (every three months), starting two months after the closing date of the offering.

- The Company must repay your principal (the amount you invested) 36 months from the end of the two-month interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- The Note is personally guaranteed by the owner, Alyssa Fine. Alyssa Fine absolutely and unconditionally guarantees for the benefit of investors the full, punctual performance when due

of the indebtedness (including interest and principal), liabilities and other obligations of Abeille Beauté LLC (doing business as "Pittsburgh Honey") under the Note Agreement.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. The representative will have the power to take any action against the company that he or she believes is appropriate. The fees and any expenses of the representative will be the responsibility of the Company, but the representative will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Indenture. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

> n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

   None.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

   This statement is true.

FINANCIAL CONDITION OF THE ISSUER

For the last two years reviewed (2016-2017), Abeille Beauté LLC has generated revenue and a profit. For the year 2016, the Company generated net income of $12,432. For the year 2017, the Company generated net income of $7,423.

The Company does not need the funds from this offering to remain in business. Without these funds, however, the Company would need to find other investment for the completion of its project. At this time, the Company has no plans to raise additional capital.

FINANCIAL INFORMATION

Included are the financial statements covering the two most recently completed fiscal years.

Balance Sheet

ASSETS	2016	2017
Current Assets		
Cash & Equivalents	350	700
Accounts Receivable	-	-
Inventory	2,500	14,195
Other Current Assets	-	-
Total Current Assets	**2,850**	**14,895**
Long-Term Assets		
Equipment	1,500	14,295
Leasehold Improvements	-	2,060
Less: Depreciation	-	(85)
Other	-	6,500
Total Long-Term Assets	**1,500**	**22,770**
TOTAL ASSETS	**4,350**	**37,665**
LIABILITIES & EQUITY		
Current Liabilities		
Debt Payable	-	-
Accrued Payroll	-	-
Accounts Payable	-	-
Total Current Liabilities	**-**	**-**
Long-Term Liabilities		
Debt Payable	-	-
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	**-**	**-**
Owner's Equity		
Owner's Equity	4,350	37,665
TOTAL OWNER'S EQUITY	**4,350**	**37,665**
TOTAL LIABILITIES & EQUITY	**4,350**	**37,665**

Income Statement

INCOME	2016	2017
Gross Sales	22,237	36,224
Cost of Goods Sold	7,065	16,307
GROSS PROFIT	**15,172**	**19,917**
OPERATING EXPENSES		
General, Admin & O/H	635	5,392
Utilities	-	223
Equipment	586	5,426
Insurance	617	566
Rent	-	-
Taxes & Licenses	-	405
Interest & Banking Expense	-	-
Marketing	902	482
TOTAL OPERATING EXPENSES	**2,740**	**12,494**
NET INCOME FROM OPERATIONS	**12,432**	**7,423**

Statement of Cash Flows

	2016	2017
NET INCOME (LOSS)	12,432	7,423
CASH FLOW FROM OPERATING ACTIVITIES		
Adjustments:		
Change in Accounts Payable		
Change in Account Receivable		
Change in Inventory	(12,406)	(7,830)
Change in Payroll		
Other Changes		
NET CASH FROM OPERATING ACTIVITIES	26	(407)
CASH FLOW FROM INVESTING ACTIVITIES		
Adjustments:	-	-
NET CASH FROM INVESTING ACTIVITIES	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Adjustments:	-	-
NET CASH FROM FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH	26	(407)
Cash at the beginning of period	321	350
Cash at end of period	350	700

There have been no changes in ownership since the Company's founding.

The Company has no outstanding debt.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the SEC;

   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section

4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the Commission;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a) association with an entity regulated by such commission, authority, agency or officer;
        b) engaging in the business of securities, insurance or banking;
        c) engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://www.pittsburghhoney.com

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

NOTE INDENTURE

This Note Indenture dated as of May 30, 2018, is entered into by Abeille Beauté LLC (the "Company") and each person who acquires a promissory note referencing this Note Indenture (a "Holder").

Background

I. The Company sold promissory notes (the "<u>Notes</u>") to the Holders through Honeycomb Portal, LLC (the "<u>Portal</u>") at www.HoneycombCredit.com (the "<u>Site</u>").

II. This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Application of Indenture to Notes**. The terms of this Note Indenture shall apply to each Note as if the terms of this Note Indenture were fully set forth in each Note.

2. **Prepayment**. The Company may prepay any Note in whole or in part at any time without any notice or penalty. All prepayments of principal shall be applied to the most remote principal installment or installments then unpaid.

3. **Restrictions on Holders**. No Holder may, under any circumstances (i) take any action to collect a Note, except as provided in this Note Indenture; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

4. **Payment on Change of Control**. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Company. For these purposes, the term "<u>Change of Control</u>" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Company; (ii) a change in more than fifty percent (50%) of the effective voting power of the Company; or (iii) any merger or reorganization of the Company, except a merger in which those in control of the Company retain more than fifty percent (50%) of the combined voting power of the resulting entity.

5. **Withholding**. If any withholding tax is imposed on any payment made by the Company to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Holder shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

6. **Transfers of Notes**.

6.1. **Conditions on Permitted Transfers**. In the event a Holder proposes to sell or transfer a Note, the Company may, but shall not be required to, impose reasonable conditions on such sale or transfer including, but not limited, to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to

the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together pay in advance for any reasonable expenses the Company expects to incur in connection with the transfer, including attorneys' fees.

6.2. **First Right of Refusal**. In the event a Holder (the "Selling Holder") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he, she, or it shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of any binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice, the Company shall notify the Selling Holder whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Holder may proceed with the sale to the proposed purchaser, subject to section 5.1. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Holder and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Holder and the purchaser shall be treated as a new offer and shall again be subject to this section.

7. **Defaults and Remedies**.

7.1. **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if (and only if):

7.1.1. The Company fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Company; or

7.1.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

7.1.3. The Company is in default with respect to any other of its debt obligations; or

7.1.4. The Company becomes unable to pay its debts as they become due; or

7.1.5. An "Event of Default" occurs under the Security Agreement; or

7.1.6. The Company breaches any of its obligations under this Note Indenture and such breach remains uncured for ninety (90) days following written notice.

7.2. **Force Majeure**. An Event of Default shall not be deemed to have occurred as a result of a breach or failure by the Company is such breach or failure is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the Company; provided that the Company shall give Holders written notice explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

7.3. **Consequences of Default**.

7.3.1 **Notice**. Upon the occurrence of an Event of Default, the Company shall provide written notice to all Holders (a "<u>Notice of Default</u>"). The Notice of Default shall (i) describe the circumstances surrounding the Event of Default, (ii) reference the need for the Holders to appoint a Representative pursuant to section 7.3.2 below, and (iii) be accompanied by (A) a copy of this Note Indenture, and (B) a list of all of the Holders, the email address of each Holder on file with the Company, and the outstanding amount with respect to each Holder's Note.

7.3.2. **Appointment of Representative**.

(a) **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Holders (the "<u>Representative</u>"). The Representative (i) may, but need not, be a Holder; (ii) may, but need not, be the collateral agent under the Security Agreement; (iii) shall not be affiliated with or related to the Company; and (iv) shall be selected by the Holders as follows:

(1) For a period of up to twenty (20) business days following the Notice of Default, the Holders shall confer among themselves as to the appointment of a Representative.

(2) If at any time during such twenty (20) day period, the Holders of a majority of the Notes, measured by the principal amount outstanding with respect to each such Note (a "<u>Majority</u>"), agree as to the appointment of a Representative, that person shall be the Representative.

(3) If, at the conclusion of such twenty (20) day period, no Representative has been appointed by a Majority, each Holder shall submit the name of up to three (3) persons such Holder would accept as the Representative.

(4) With each name appearing on any Holder's list there shall be associated a number equal to the total principal amount outstanding of all Notes held by Holders whose lists included such name.

(5) The person whose name is associated with the largest number shall be appointed as the Representative.

(b) **Authority of Representative**. The Representative shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Holders as parties. The Representative shall automatically replace the collateral agent under the Security Agreement, if the Representative is not the collateral agent.

(c) **Power of Attorney**. Upon the appointment of a Representative, each Holder shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Holder shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Indenture.

(d) **No Separate Claims**. No Holder may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of, and in the name of, each Holder, in accordance with the provisions of this Indenture.

(e) **Release of Claims by Holders**. Each Holder hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that a Holder can demonstrate by clear and convincing evidence that such act or omission constituted gross negligence or intentional misconduct.

(f) **Fees and Expenses of Representative**. The reasonable fees and costs of the Representative, including but not limited to reasonable attorneys' fees, shall be the obligation of the Company, and shall be added on to the amount otherwise payable with respect to the Notes, and no Holder shall be obligated to pay such fees or costs directly; provided, however, that following an Event of Default, any further payments made by the Company shall first be used to pay the reasonable fees and costs of the Representative, and not to make any payments with respect to the Notes, and if any Holder shall receive any payment with respect to his, her, or its Note before all of the reasonable fees and costs of the Representative have been paid, such Holder shall promptly pay such amount to the Representative.

(g) **Resignation of Representative**. A Representative may resign at any time by giving notice to the Company and all of the Holders of the Notes at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative, a replacement shall be selected by the affirmative vote of Holders holding a majority of the Notes, measured by outstanding principal amount. If such Holders have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then Honeycomb may, at any time, by giving notice to the Company and all of the Holders, designate a replacement Representative who shall not be related to or affiliated with Honeycomb or the Company.

(h) **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each such Note, but only if they simultaneously appoint a replacement Representative.

8.4 **Remedies**. Upon the occurrence of an Event of Default, the Holders shall be entitled to any remedy that may be available by law and as set forth in the Security Agreement. However, the Representative shall not, without the affirmative consent of Holders holding a majority of the Notes, measured by outstanding principal amount, have the right to accelerate the payment of outstanding principal with respect to the Notes.

8.5 **Payments Deemed Held in Trust**. Any Holder who receives a payment on a Note while an Event of Default remains in effect with respect to such Note in excess of the amount such Holder should have received shall be deemed to be holding such excess in trust for the benefit of other Holders and the Representative, and shall return such excess on demand.

8.6 **Forbearance Not a Waiver**. If a Holder or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Holder or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Holder or the Representative, as the case may be.

7.7 **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

7.7.1. The date the Representative and the Company enter into a settlement of all claims; or

7.7.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Holders, the date the Company has paid (i) to the Holders, all interest and principal due through such date; and (ii) to the Representative, all the fees and expenses described in section 8.3.2(f); or

7.7.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Holders, the date the Company has paid (i) to the Holders all interest and principal due through such date; and (ii) to the Representative, all the expenses described in section 7.3.2(f); but only if Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each Note, agree to annul the demand for acceleration.

7.8 **Waiver of Past Defaults.** The Holders of a majority of the outstanding principal amount of the Notes, by notice to the Representative, may on behalf of the Holders of all the Notes waive an existing Event of Default and its consequence. When an Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Event of Default or impair any consequent right.

8. **Miscellaneous**.

8.1. **Electronic Delivery**. All communications from the Company to Holders, including but not limited to all tax forms, shall be via electronic delivery.

8.2. **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to admin@pittsburghhoney.com or 2327 Murray Avenue, Pittsburgh, PA 15217, if the recipient is the Company, or the electronic mail address used by the Holder when registering online at the Site, if the recipient is a Holder, or such other address as a party may designated by notice complying with this section. A copy of any notice to the Company or any Holder shall be sent to Honeycomb at info@honeycombcredit.com.

8.3. **Payments.** All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated by each Holder at the Site. To the extent a Holder does not authorize the Company to make such ACH distributions into a designated account, payments to such Holder will be made by check and mailed to such Holder after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

8.4. **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each Holder hereby (i) consents to the personal jurisdiction of the Pennsylvania courts or the Federal courts located in or most geographically convenient to Allegheny County, Pennsylvania (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Holder, (iv) consents to service of process by notice sent by regular mail to the address used by the Holder to register at the Site and/or by any means authorized by Pennsylvania law, and (v) if such Holder is not otherwise subject to service of process in Pennsylvania, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

8.5. **Waiver of Jury Trial**.   Each Holder acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Holder irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

EXHIBIT B

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☑ Return document by mail to:

Name
Alyssa Fine

Address
2327 Murray Avenue

City   State   Zip Code
Pittsburgh   Pennsylvania   15217

☐ Return document by email to: _____

Registration of Fictitious Name
DSCB:54-311
(rev. 7/2015)

311

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $70

In compliance with the requirements of 54 Pa.C.S. § 311 (relating to registration), the undersigned entity(ies) desiring to register a fictitious name under 54 Pa.C.S. Ch. 3 (relating to fictitious names), hereby state(s) that:

1. The fictitious name is:
Pittsburgh Honey

2. A brief statement of the character or nature of the business or other activity to be carried on under or through the fictitious name is:

Sales of pure and local honey and honey and beeswax products.

3. The address, including number and street, if any, of the principal place of business (P.O. Box alone is **not** acceptable):

2327 Murray Avenue	Pittsburgh	Pennsylvania	15217	Allegheny
Number and street	City	State	Zip	County

4. The name and address, including number and street, if any, of each individual interested in the business is:

Name	Number and Street	City	State	Zip

DSCB:54-311-2

5. Each entity, other than an individual, interested in such business is (are):

Abeille Beauté	LLC	
Name	Form of Organization	Organizing Jurisdiction

1060 Sloan Lane, Coal Center, PA 15423
_____
Principal Office Address

_____
PA Registered Office, if any

Name	Form of Organization	Organizing Jurisdiction

_____
Principal Office Address

_____
PA Registered Office, if any

6. The applicant is familiar with the provisions of 54 Pa.C.S. § 332 (relating to effect of registration) and understands that filing under the Fictitious Names Act does not create any exclusive or other right in the fictitious name.

7. (Optional): The name(s) of the agent(s), if any, any one of whom is authorized to execute amendments to, withdrawals from or cancellation of this registration in behalf of all then existing parties to the registration, is (are):

_____

IN TESTIMONY WHEREOF, the undersigned have caused this Application for Registration of Fictitious Name to be executed this

8 ____ day of June _____, 2017 _____ .

_____	_____
Individual Signature	Individual Signature
_____	_____
Individual Signature	Individual Signature

Abeille Beauté LLC
_____
Entity Name

Alysse M Fine
_____
Signature

_____
Title

_____
Entity Name

_____
Signature

_____
Title

EXHIBIT C

Abeille Beauté

(doing business as "Pittsburgh Honey")

I, Alyssa Fine, certify that the financial statements of Abeille Beauté included in this Form C are true and complete in all material respects. I certify that all statements of fact about Abeille Beauté included in this Form C are accurate and complete to the best of my knowledge.

_____

Alyssa Fine